Exhibit 99.3

1 2 3 4 5 6 Chief Financial Officer’s statement to increasing use of renewable energy as well as additional gas feedstock by 2030. By that stage we also intend to reduce our scope 3 emissions by 20% through a reduction of commercialisation of fossil fuels. Our clear objective is to deliver a more sustainable business, but also a business that generates attractive and resilient shareholder returns. In order to do that we will maintain a disciplined and shareholder-focused capital allocation framework alongside our financial targets. The next phase of our strategic and financial plan runs to FY25, by which time Sasol 2.0 should be fully in place. During this period the most immediate priority remains to finish our journey of deleveraging the balance sheet and resume dividends as we increase free cash flow and fund our sustainability initiatives. By FY25 the intention is to have an ROIC of 12 – 15% (assuming a US$55/bbl oil price), with net debt to EBITDA of 1,0 – 1,5 times. Restoring dividends is a key priority and we intend to restore the dividend and step-up payout level. Business resilience remains critical through this phase and we are confident that we can operate our assets optimally and effectively within the planned capital allowance and maintain Secunda’s breakeven level at US$30 – 35/bbl. The transform capital required to deliver the GHG reduction targets will only step-up at the latter part of the next phase and will likely be in the order of R15 – R22 billion in aggregate for the period up to 2030 and will form part of the R20 – R25 billion per annum capital guidance. In the following phase through to financial year 2030 we will look to offer enhanced shareholder returns, while implementing the changes across the business to deliver GHG reduction and generating incremental cash flow to support high returning growth initiatives across the portfolio. We are confident that the ROIC for the portfolio will be competitive compared to our peers. During this period the intention will be to keep net debt/EBITDA levels at 1,0 – 1,5 times levels but bring absolute net debt levels below US$4 billion. As free cash flow increases through the period we will maintain discipline for the allocation of discretionary capital according to the best risk-adjusted return, including the potential for special dividends and share buy-backs. Our disciplined approach will limit exposure to any single project for adequate risk diversification; optimise funding sources including partnering options where appropriate; and regularly review the portfolio to ensure we keep our capital focused in the assets that offer our shareholders the risk-adjusted, long-term returns. After a critical period of delivery we are confident that Sasol has a very bright future. We have set clear goals across our People, Planet and Profit priorities and we have a strategy to deliver them. There remains much uncertainty in the world around us and we may need to adjust course as circumstances evolve, but over the past few years we have proved that Sasol can adapt quickly and we have the resilient team and portfolio we need to head into the future with confidence. going forward. This change has already been implemented as have the early stages of the Sasol 2.0 transformation programme. This is a ground-up reassessment of how the business functions with systems in place to identify and leverage best practice right across the Company. Some of the most challenging elements of the programme have already been implemented with the workforce transition completed and the benefits of that leaner cost structure will flow through in the 2022 financial year. Given the Sasol 2.0 work we also have confidence that we will be able to keep sustenance capital expenditure within a R20 – R25 billion per annum range through to the 2025 financial year without compromising asset integrity. The implementation of the asset divestment programme has also been designed around our strategy, increasing focus on the areas where Sasol has differentiated ability to add value over time and releasing value from other areas of the portfolio. These elements all come together to enable us to deliver competitive returns going forward even in volatile markets. Difficult decisions are, however, still required. The Board sees the restoration of dividends as a priority, but at the moment the dividend remains suspended while we go through the final deleveraging phase. As we work towards resuming the dividend as soon as possible, we hope that we will get support from normalising demand levels as the impact of COVID-19 eases. This should see improved volumes in the South African Energy Business as well as the Eurasian Chemicals Business. Alongside this we anticipate the benefits from the Fulco transition in mining and the ramp-up of the derivatives units at the Lake Charles Chemicals Project (LCCP). There are, however, also some factors that will slow some of this expected recovery, notably coal quality and lower gas supply, which will impact Secunda and maintenance across the Chemicals Business. As a result of these efforts we believe that our balance sheet can provide firm support to execute our Future Sasol strategy without being distracted by further short-term deleveraging imperatives. Five-year accelerated balance sheet deleveraging 2021 represents an important year of delivery for Sasol. Deleveraging the balance sheet was a particular priority in the face of the substantial macro headwinds faced from early 2020. Our ambitious plan has been delivered in full without funding from our shareholders. Gearing has decreased from 117% in the 2020 financial year to around 61% at 30 June 2021, and net debt to EBITDA is now down to around 1,5 times with net debt of US$5,9 billion. All of this was achieved through successful execution of our comprehensive US$6 billion Response Plan. This had a combination of self-help measures and asset divestments to reduce our net debt to an acceptable level. In FY21 we again significantly exceeded our savings target, by delivering over US$1 billion of savings. Asset divestments were a further significant component and by 30 June 2021 we had announced divestments of around US$3,8 billion, with around US$3,1 billion of proceeds already banked. The strengthening of the balance sheet also went beyond the reduction of net debt levels with US$1,5 billion of new bonds issued at very competitive rates. This provided cost effective funding and balanced our maturity profile, ensuring that we maintained the robust liquidity position that was so important in allowing us to trade securely through recent uncertainty. A more resilient business The Response Plan was intended to go beyond near-term balance sheet deleveraging and deliver a business that was more efficient and effective. The past financial year demonstrated significant progress towards this objective with a remarkable turnaround of our financial position, despite the headwinds we faced. Our adjusted EBITDA increased by 38% year-on-year to R48,4 billion compared with a 4% increase in the rand per barrel oil price. Free cash flow before growth capital improved by 75% to R19,4 billion, building on the free cash flow inflection point that we reached earlier this year. There are a number of important elements to building a more resilient business including delivery against the operating and capital cost discipline targets. This has progressed well and in FY21 we achieved R2,4 billion in cash fixed cost savings or a normalised real improvement of 4,2% year-on-year. Besides cost savings we have now introduced a new operating model. This has placed decision-making closer to our customers and should enable more agile and customer-focused decisions Delivering ambitious climate change targets and attractive shareholder returns Building on the firm platform that we have created, Sasol has set ambitious new climate change targets. We have set a target to reduce scope 1 and 2 emissions by 30% by 2030 and an ambition to move to net zero by 2050. In order to achieve this, we will look to build on our unique chemistry and core energy segments and shift Paul Victor Chief Financial Officer 22 September 2021 Sasol Integrated Report 2021 NELC12 D:20210915220821+02'00'9/15/2021 1:08:21 AM --------------------------------------------Delete section indicator NELC12 D:20210915220834+02'00'9/15/2021 1:08:34 AM --------------------------------------------Delete page number and report name 16 Dear stakeholders FY21 reflects the significant turnaround of our business since the collapse of the oil price in early 2020 coupled with the unprecedented COVID-19 pandemic. The comprehensive Response Plan that we designed to mitigate the impact of these developments has been extremely effective. The balance sheet was substantially deleveraged through a combination of cash conservation, capital and operating discipline and strategic asset divestments. More recently there has been support from an improving macro environment and, despite a negative impact from adverse weather events, the business has continued to show good momentum. The Response Plan has achieved much more than deleveraging the balance sheet. The asset divestment programme has focused the portfolio in areas where we can drive attractive long-term returns; the new operating model takes our business closer to the customer on a more agile basis; and the Sasol 2.0 transformation programme is already demonstrating progress in making the business more efficient and effective. There is more to come over the next few years. From these strong foundations Sasol is now laying out a pathway to achieve a new climate change approach with a significant step-up in our goals. The intention is to reduce scope 1 and 2 emissions by 30% by 2030 and then reach net zero by 2050. This will make Future Sasol a truly sustainable business. There are now numerous initiatives underway across the Company to deliver this. Sasol’s differentiated capabilities, technologies, team and market positions provide the firm platform required. Capital and operating discipline enhanced by the Sasol 2.0 transformation programme create the prospect of highly attractive long-term returns. We have an exciting future ahead of us. Team Sasol delivered an excellent performance in 2021, leading to a strong balance sheet and solid cash flow generation. As we continue with our business transformation programme, we are excited about Future Sasol’s prospects as a greener, more sustainable business that protects and grows shareholder value in a lower-carbon world. KEY MESSAGES ▪ Successful execution of Response Plan to deliver accelerated balance sheet deleveraging ▪ More resilient business through strategic divestments and Sasol 2.0 transformation ▪ Clear framework to meet ambitious new climate change targets and generate sustainable, attractive shareholder returns Paul Victor Chief Financial Officer

1 2 3 4 5 6 Where we invest Non-current assets Where we operate Turnover Our operating context South Africa 42% Rest of Africa 4% United States 16% Rest of North America 2% Europe 24% Rest of World l2% South Africa 33% Rest of Africa 6% United States 49% Europe 7% Rest of World 5% 2021 2021 across regions and countries. For example, China has already more than fully recovered, while the United States is close to pre-COVID-19 levels. In contrast, the Euro area, despite three consecutive quarters of growth, economic activity in the first finances are likely to inhibit the pace of South Africa’s economic recovery. Our current expectation is for the economic activity to recover gradually from the impact of COVID-19, limited rollout of some structural economic reforms. Sentiment swings are likely to contribute to ongoing high levels of volatility. 4 3 15,66 2,9 16 of our Response Plan and Sasol 2.0 transformation programme ie containing model and workforce transitioning, coupled with strategy-led asset disposals and management. We hedged US$2,80 billion of exchange rate exposure for financial (5) 11,45 (7,0) continued demand surge as the vaccine programmes unfold, outpacing the return of production volumes, may lead to a tight market and higher prices. 63,62 70 60 49,77 benefitting from the higher oil price, cost discipline and recovery in demand the floor from US$43,11 to US$60,09, thereby enhancing our FY22 hedging price volatility. The oil hedge cover ratio for FY22 was increased by hedging an was focused on FY22 only. Sasol Integrated Report 2021 US$/bbl % year-over-year Rand NELC12 D:20210915220906+02'00'9/15/2021 1:09:06 AM --------------------------------------------Delete section indicator NELC12 D:20210915220917+02'00'9/15/2021 1:09:17 AM --------------------------------------------Delete page number and report name 17 Our integrated value chain continued to deliver a strong financial performance, due to easing of mobility restrictions. Following the recent material rise in the oil price, we have been able to restructure put options to zero cost collars lifting programme, ensuring cash flow robustness and protection against future oil additional 18 million barrels (4,5 million barrels per quarter) using swaps. The FY22 hedging programme has been fully executed at a gross weighted average level of US$63,16/ bbl using a combination of zero cost collars (at a collar range of US$60,09/bbl to US$71,97/bbl) and swaps (at an average strike level of US$67,24/bbl). The updated hedging levels enhances the strengthening of the balance sheet and the reduction of the Company’s absolute debt levels. The restructuring HOW WE RESPONDED/WERE IMPACTED OUTLOOK We expect global demand to exceed the 2019 level in Q2 CY22 as COVID-19 restrictions have largely been removed in the United States and are easing in much of Europe. Compared with global demand, we expect a supply shortfall for 1H FY22. However, the stock draw is expected to be small, and for this reason, we do not see further sharp oil price increases unless OPEC+* keeps output at July 2021 levels for the rest of the year. COVID-19 strains and weaker vaccine efficacy, a slower vaccine uptake and a faster return of OPEC+* and Iranian volumes pose a downside price risk. Conversely, a Average Brent crude oil (US$/bbl) 80 73,46 68,63 51,22 54,20 50 43,37 40 30 20 10 0 151617181920 21 Source: Reuters * Organisation of the Petroleum Exporting Countries, OPEC+ includes Russia. THE PAST YEAR In anticipation of a recovery in demand and limited supply growth, oil prices continued to strengthen during the year, up from US$43/bbl in July 2020 to US$73/bbl by June 2021. The average FY21 oil price was US$54,20/bbl, 5,8% higher than financial year 2020 (FY20). Demand improved due to the economic recovery and stimulus programmes, widespread vaccination campaigns and the easing of mobility restrictions. OPEC+* has gradually increased production as the demand recovery became more evident, while United State’s oil production growth was limited as oil majors pursued financial discipline and prioritised investor returns. Oil price HOW WE RESPONDED/WERE IMPACTED We were able to mitigate the negative macroeconomic effects using the levers costs, prioritisation of capital, improvement of profit, redesigning our operating the close management of liquidity as well as covenant and financial market risk year 2022 (FY22) at a weighted average collar of rand/US$14,54 to 17,52. We continue to execute our mandated FY22 exchange rate programme. OUTLOOK The global outlook has improved, but further COVID-19-waves and variants, and the pace of vaccine rollouts still threaten the global recovery. It is expected that monetary and fiscal stimulus, rising consumer and business confidence, and better employment prospects are likely to support the global growth recovery in the latter half of calendar year 2021 (CY21) and into calendar year 2022 (CY22). World GDP was expected to have reached pre-COVID-19 levels by mid CY21 but recovery remains uneven the United Kingdom and South Africa are expected to lag in recovery. Vaccine rollout challenges, pre-existing structural constraints, policy inconsistencies, corruption, low confidence levels, risk of civil disobedience and strained government reaching pre-COVID-19 levels by late CY22/early calendar year 2023. Employment levels and per capita GDP are likely to take much longer to recover to pre-pandemic levels. The rand/US$ is likely to find near-term support from favourable global risk sentiment, positive current account trends, favourable interest rate differentials and the World and South Africa GDP growth (%) Average exchange rate (US$/Rand) 517 3,5 3,4 3,9 3,6 2 115 14,5215,40 0 0,2 (1) 1413,6114,20 (2)13 (3)12,85 (4)(3,3) (3,2) 12 (6) 11 (7) (8) 151617181920 21(1Q)10 151617181920 21 World South Africa Source: IMF, StatsSA, SARBSource: Reuters 1,2 0,4 1,4 0,8 THE PAST YEAR The global economy contracted by about 3,3% year-on-year as COVID-19-related impacts battered economies. South Africa’s economy contracted by 7%, the worst contraction since Reserve Bank records began in 1946. Real per capita GDP essentially recorded its sixth year of decline. As the South African economy reopened following strict lockdowns, growth prospects improved. However, quarter was still 3,2% below pre-pandemic levels. The rand/US$ averaged R15,40/US$, about 2% stronger than the R15,69/US$ recorded the prior year. COVID-19 and vaccine rollout related considerations, global risk sentiment and commodity price trends were the main drivers of rand trends and volatility. Economic growth and exchange rate Our ability to preserve and create value is closely connected to the macroeconomic environments of the countries in which we operate and depends on a number of key economic drivers, our response to them as well as their impact on our stakeholders. We generate almost half of our turnover in South Africa, followed by Europe and then North America from our asset base that is largely distributed across these countries. The external operating context impacts our profitability, business continuity, risk management and the decisions we make regarding our strategy. It also informs our thinking on material matters.

1 2 3 4 5 6 Our operating context (CONTINUED) recovery remains under threat from the rise of vaccinations have lagged or stalled. Ample product to cover demand will limit margin improvement refinery rationalisation. As a result, we aim to balance these requirements included a target to achieve a 20% reduction Energy Business by 2030. pathways to decarbonise our existing operations We have partnered with the IDC to commercialise improvements in the global economy and aligned prices, reduced market supply due to the weather-related events in the United States and global supply chain Our chemical market customers are setting more ambitious commitments and accelerating efforts to address to changes in consumer cleaning habits as well as increased the demand for health and wellness related also notable. Global momentum behind the energy transition is growing and is expected to lead to changing It is estimated by the United Nations that 110 they represent more than 65% of global emissions and aiming for a deal on higher ambition, supported by a responsibility to support the global effort and taking the necessary steps to reduce emissions. Sasol Integrated Report 2021 NELC12 D:20210915221010+02'00'9/15/2021 1:10:10 AM --------------------------------------------Delete section indicator NELC12 D:20210915221020+02'00'9/15/2021 1:10:20 AM --------------------------------------------Delete page number and report name 18 2021 will be a critical year for tackling climate change. Countries are committing to higher carbon reductions. countries have set a net zero target by 2050. Together 70% of the world economy. COP 26 will take place in November 2021 and is financing. Through national policy, businesses have demonstrate how their activities and investments are HOW WE RESPONDED/WERE IMPACTED The total chemicals external sales revenue was 11% higher compared to the prior year with the average sales basket price increasing by 17% compared to the prior year. The higher prices were due to a combination of factors. Despite adverse weather events in both the United States and South Africa impacting production, the previously reported divesture of US Base Chemical assets in Q2 FY21 and the continued impact of the COVID-19 pandemic, the total chemical sales volumes were only 3% lower compared to the prior year. We hedged 4 million barrels of our ethane exposure for FY22 at an average swap level of US$c23,18/gal. We continue to execute on the balance of the ethane hedging programme as ethane prices fall within mandated levels. We rose to the challenge to meet the significant demand for Sasol solvents in sanitisers to support efforts to combat the spread of COVID-19. The utilisation of appropriate biomass, circular feedstocks and carbon dioxide utilisation chemistry are all being explored to support net reductions in GHG emissions and growing concerns regarding resource scarcity. OUTLOOK THE PAST YEAR Chemical prices continued to strengthen into 2021 due to a combination of improved demand, higher oil challenges due to the COVID-19 pandemic. climate change and other key sustainability imperatives within the chemicals industry. COVID-19 has led products. Increased packaging demand driven by both health concerns and higher levels of e-commerce were needs in the automotive sector and many other chemical markets. Chemicals OUTLOOK Chemical demand remains strongly linked to with evolving mega-trends including changes to the way we work and live in a post COVID-19 world. With the expectation of rising oil prices in FY22 and financial year 2023, chemical prices are expected to follow, albeit with a lag. Commodity chemicals prices will also be impacted by changes in supply and demand with the expectation of over-supply in the next 18 to 24 months as new capacity come online, particularly in China. This supply is expected to be balanced with demand in the next three to five years. HOW WE RESPONDED/WERE IMPACTED We tripled our original scope 1 and 2 emissions reduction target to 30% (off a 2017 base and excluding Natref) across our Energy and International Chemicals Businesses, and committed to an ambition for Net Zero by 2050, supported by roadmaps that have built-in flexibility and optionality. We also in scope 3: Category 11 emissions for our We are positioning ourselves to lead the energy transition in South Africa and have developed in a just transition way by creating shared value. hydrogen and contribute positively to jobs and economic growth. We are on the pathway to procure 1 200 MW of renewable electricity by 2030 of which 900 MW is with Air Liquide. Further, we have partnered with the LEN consortium to bid in concept for the production of SAF. We are also looking at opportunities to incubate new low-carbon businesses using our FT technology in our quest to transform our Company into a sustainable enterprise. HOW WE RESPONDED/WERE IMPACTED Our integrated value chain benefitted from higher oil prices in the last quarter of the financial year, strict cost control and disciplined capital expenditure. This performance was however masked by the COVID-19 impact on demand, coal quality and minor plant instabilities. At Secunda Synfuels Operations we benefitted from the postponement of the September 2020 phase shutdown which was replaced with a ‘pitstop’ shutdown in May 2020. However, the increase in volumes was partly offset by some operational challenges. At Natref, together with our partner, we reduced our run rates to respond to lower market demand. Liquid fuel sales volumes were 3% higher than the prior year due to a strong recovery in demand and the easing of lockdown restrictions. We continue to strategically target margin maximisation by placing our products in the highest yielding channels and opened 10 new retail convenience centres. The outlook on sales volumes is expected to be slightly depressed as a result of the third COVID-19 wave and unrests in certain parts of South Africa. In the past year Sasol refreshed its mobility strategy in order to respond to customer needs and strengthen value propositions. At the same time, Sasol’s wholesale value proposition was strengthened to improve reliability of supply. Additional import infrastructure could accelerate a market conversion to cleaner fuels, potentially resulting in unsaleable Sasol product as there is limited market demand. OUTLOOK Refinery margins will track global liquid fuels demand recovery, which face risks as the persistence of the COVID-19 pandemic is met with an uneven return to personal mobility. Demand COVID-19 variants, particularly in countries where stocks and more refining capacity than needed during FY22 as new capacity additions outpace THE PAST YEAR Sasol continues to come under pressure to address our emissions profile. We have also been responding to the need to enhance our adaptation response, to increase the physical resilience of our communities, employees and our facilities to the impact of a changing climate. This has been amid numerous severe weather events globally as well as the release of the latest science relating to climate change. With our largest emissions originating in a developing country, it is essential that we transition in a just way. Stakeholder expectations are factored into our response from our diverse stakeholder grouping. and contribute positively to them. This past year saw the South African government approve the establishment of a Presidential Climate Commission to coordinate the country’s Just Transition. It also increased the national target for higher emission reductions by 2030. THE PAST YEAR Excess capacity and high inventories kept refinery margins under pressure. For individual products, petrol margins started to recover during the year as global stocks returned to normal levels on improved mobility as vaccine rollouts in the United States, the United Kingdom and Europe progressed. Despite coming down, distillate stocks remained higher than usual as refinery runs to support increasing petrol demand exacerbated diesel oversupply, while air travel remains restricted. Driving patterns shifted from conventional peak traffic hours to a flatter distribution across the day due to work from home policies. The South African refinery landscape continues to evolve with the announcement by Engen that it would convert its refinery into an import terminal. This puts South Africa into a bigger net importer environment. New entrants into the market are beginning to experiment with mobile fuel delivery and sales to tap into customer needs for convenience. In all channels digitalisation continues to play a key role to improve the customer value proposition. On 31 August 2021, the Clean Fuels II Regulations were gazetted with an implementation date of 1 September 2023. In terms of the new Regulations, fuels that do not comply with the Clean Fuels II prescribed specification may not be sold or produced for domestic consumption. Sasol, together with industry bodies, have been engaging with the DMRE as we firmly believe that the country would require five years to be fully compliant with the CFII specifications. Our implementation of the Clean Fuels II solution in Secunda is progressing and well on track to deliver on-specification product in calendar year 2025. A decision on the future of the Natref refinery is still pending. Climate change pressure Energy

1 2 3 4 5 6 Managing our material matters Safety – Pursuing zero harm People – Attracting and retaining talent ZERO Determining our material matters • Materiality of the • Changes in our • Assessing impact es to the and GEC. top representation employee care and continued engagement. 24% to 24.5%. level. on our website, www.sasol.com Sasol Integrated Report 2021 What we continue to do What we have done Targets Why this is important NELC12 D:20210915221056+02'00'9/15/2021 1:10:56 AM --------------------------------------------Delete section indicator NELC12 D:20210915221108+02'00'9/15/2021 1:11:08 AM --------------------------------------------Delete page number and report name NELC12 D:20210915221128+02'00'9/15/2021 1:11:28 AM --------------------------------------------Delete symbol and reference sentence 21 • Inclusive culture enhancing engagement and productivity. • Compelling EmVP with opportunities to develop, grow and strengthen capabilities. • Make work environments engines of collaboration and innovation. • Established a ‘Centre for Shared Value Management’ – an initiative facilitating the creation of socio-economic value for employees and our communities. SR For more detail refer to our Sustainability Report available • Support our employees through our Ntsika entrepreneur development programme. • Emphasising importance of first-level of assurance and confirming that verification systems operate as designed. • Creating a culture that encourages reporting, feedback and lessons learned on all incidents. • Further advance humanising safety as a leadership imperative. • Effectively implement, monitor and evaluate controls including maintaining operational discipline. • Support voluntary vaccination. • Workforce transition undertaken with focus on change leadership, • Visible leadership, emphasising commitment to fair treatment in virtual and on site engagements. • Employee value proposition (EmVP), reviewed retention approach and creating excitement for Future Sasol. • Overall African, Indian and Coloured (AIC) representation increased from 71,9% to 72,4% and global gender diversity improved from • Approved limited salary increases for employees below leadership • Continued to secure United States state grants for mostly technical skills training. • Restored recognition awards in the United States to create a sense of family. • Leveraged our high-severity incident (HSI) programme, focusing on pre-task risk assessments, life saving rules, critical controls and diligently adhering to the management of change protocols. • Created an understanding and associated work environment, appreciating risk and potential outcomes, underpinned by committed leadership. • Implemented and refined critical risk controls for logistics processes. • Provided wellbeing support to employees in response to COVID-19 pandemic. • Maintained preventative COVID-19 workplace protocols. turnover principle of representation maintain diversity transition • Employee• Applying the • Improve gender < 7% ‘no regression’ to globally during workforce • RCR of ≤ 0,26 • HSI Rate ≤ 14 • FERs ≤ 19 • TiOP ≤ 2,3 Reviewing: Assessing: Actioning: operating and matters arising. on risk tolerance respons sustainability• Potential impact and appetite. context. of risks as viewed • Actions required • Perspectives of our through our to manage stakeholders. materiality lens. material matters. • Our response to our • Impact on delivering • Evaluating Group top risks. our strategy. scenario • Decision-making • Our stakeholders’ modelling informationexpectations. consequences. submitted to our • Evaluating trade-Board.offs between the • Management six capitals. information submitted to our Group Executive Committee (GEC). Implement responses, review our strategy and strategic objectives, and continuously monitor and report Addressing • Plausible Board • Articulate Group priorities. • Report to stakehold : annual ers. Report Respond Prioritise Identify Delivering Future Sasol requires values-driven, appropriately skilled and motivated people who care about Sasol and want to succeed. We have to create the right culture and put in place the conditions to ensure that we continue to be collaborative, embrace diverse thinking, ensure we live our Purpose and deliver on our strategic objectives. The loss of one life is one too many. We want to ensure that all our employees and our service providers, can return to their loved ones every day. Our material matters are factors that have the potential to impact, both positively and negatively, value preservation and creation in the short, medium and long term. Managing them effectively could support or hinder our ability to execute our strategy and remain competitive. MM

1 2 3 4 5 6 Managing our material matters Decarbonise – Decarbonising for sustainability Trust – Rebuilding credibility and trust Sasol 2.0 – Delivering Sasol 2.0 covenants. guided by our material matters in the geographies where we operate. Sasol Integrated Report 2021 What we continue to do What we have done Targets Why this is important NELC12 D:20210915221155+02'00'9/15/2021 1:11:55 AM --------------------------------------------Delete section indicator NELC12 D:20210915221207+02'00'9/15/2021 1:12:07 AM --------------------------------------------Delete page number and report name 22 • Proactively engage stakeholders to identify and advance initiatives of mutual importance. • Regular feedback to key stakeholders and deliver on commitments. • Invest in social impact initiatives that are aligned with local priorities in the geographies where we operate. • Rebuilding trust with key stakeholders and collaborating on key issues • Leadership support for Future Sasol. • Ensure we anticipate skills required and plan for human capital for low-carbon future. • Meet our annual financial and non-financial targets. • Maintain business ownership report on delivery of initiatives. • Develop and deliver to a robust capital allocation framework. • Dispose of assets considered non-core. • Progress towards net zero emissions by 2050, supported by short-term 10 – 15% sustainability capital expenditure, increased into the future. • Maintain 30% energy efficient improvement. • Support just transition initiatives. • Obtain green financing in order to unlock a wider pool of hydrogen opportunities. • Pursue further partnerships to deliver on our targets. • Achieved long-term gearing and net debt targets. • Generated cash proceeds in excess of US$6 billion by end of 2021 and achieved targeted US$1 billion savings at end of 2020. • Implemented business continuity plans to supply customers. • Delivered a strategy-led asset divestment programme. • Social investment amounted to R526,2 million. • Implemented optimised operating model with customer-facing businesses and investor-facing lean Corporate Centre. • Achieved a 30% leaner management structure. • Stabilised cash flow and balance sheet risks. • Set realistic but challenging and sustainable financial targets. • Implemented a centrally coordinated management and delivery approach. • Conserved more than US$1 billion in cash, averting breach of loan • Set 2050 net zero ambition and a 30%# GHG reduction target by 2030. • 22,75% energy efficiency improvement. • Recorded 285 million tons against the carbon budget. • Pursued renewable energy investments and signing agreements to purchase 600 MW by 2025 of power with intent to scale-up to 1 200 MW by 2030. • Cooperation agreement entered into with Industrial Development Corporation (IDC) and a partnership with Toyota South Africa Motors to explore respective green hydrogen opportunities in South Africa. • Collaborated with LEN** consortium to bid for production of Sustainable Aviation Fuel in Germany’s H2Global auction. **Linde PLC, ENERTRAG AG and Navitas Holdings (Pty) Ltd gearing EBITDAinvestment grade proceeds stakeholder survey disposals returns to net debt: EBITDA and net • Long-term • Long-term net debt/ • Return to 20 – 30% 1 –1,5 times credit rating • At least • Improve stakeholder • Improve ESG US$2 bn in perception using ratings from asset perception results • Deliver • Resumption of dividend competitive once triggers of 1,5 times stakeholders debt at US$5 bn reached • Implemented • Reduce cash• Improve gross customer facing fixed costs by margin by operating model by R8 – 10 billion by R6 – 8 billion by 1 June 202120252025 • Limit sustenance • Limit working • Increase free cash capex to R20 – capital to turnover flow by between R25 billion per ratio to below 14% R25 – R30 billion annum in 2022 – by 2025 2025 • Scope 1 and 2 GHG• Achieve below a 302 million tons emissions reduction 30% CO2e carbon budget by CY 2020 by 2030# • Net zero by 2050• 100% purchased renewable for scope 1, 2 and 3 electricity by 2026 for (Category 11) international Chemicals operations • 30% improvement in • 1 200 MW of renewable energy efficiency by 2030energy for Energy Business • Sustainability capex: # Off 2017 base and excluding Natref. 10 – 15% by 2030 Credibility and trust is built on our principled approach valuing stakeholders’ opinion so that we are believable, reliable and plausible. This is critical in maintaining our licence to operate, our investment attractiveness and our ability to pursue emerging opportunities. The Sasol 2.0 transformation programme is crucial to our reset. It is the pathway for the change required to reach a competitive and sustainable Future Sasol, which is profitable in a decarbonising and US$45/bbl oil price world. The impacts of climate change are well documented and will intensify unless we act collectively and decisively. Our coal value chain is unsustainable and we are decarbonising while embracing suitable low and lower-carbon alternatives as well as energy and process efficiencies. MM

1 2 3 4 5 6 Strategically managing our Group top risks Our Enterprise Risk Management process Our process, principles and practices help us deal with uncertainty by minimising any downside potential and capitalising on the upside potential of those issues that affect our business objectives. Our Enterprise Risk Management (ERM) process focuses on ensuring the adequacy, appropriateness and effectiveness of our key responses to mitigate potential significant business impacts and ensure that we deliver on our targets. The ERM process is enabled through our risk management fundamentals which direct all risk management behaviours, actions and decisions and are implemented in accordance with our values. Integrated into day-to-day decision-making, these fundamentals provide the foundation of effective risk management. Sasol’s ERM Framework (Framework) has been independently assessed to confirm alignment with various external frameworks, including King IV, ISO31000 2018 and COSO 2017 ERM. In addition, we take care to institute and document regular reviews of the Framework so that it remains in accord with best practices for corporate risk management. The Board’s vision for Sasol’s commitment to risk oversight, ethics and avoiding compliance failures is set out clearly in the Framework and communicated throughout the organisation. Managing our Group risk appetite and tolerance We proactively manage risks within set Group risk appetite and tolerance levels. In the short-to medium-term we anticipate that we will continue to operate with risk appetite metrics outside tolerance levels. We are actively managing exposures related to debt covenant breaches and implementing key responses aimed at deleveraging the balance sheet. Our risk appetite and tolerance metrics: • return on invested capital; • earnings growth; • net debt-to-EBITDA; and • gearing. Our ERM fundamentals Our risk management process is iterative and applied in a dynamic operating context Review of risk metrics considers the changes in: • business conditions; • economic environment; • ESG requirements; • strategic priorities and portfolio; • credible risk scenarios; and • competitive conditions. Sasol ERM practice Directing our behaviours, actions and decisions Business knowledge Accountability more information on the Board-approved responses to assist with mitigation of risks associated with breach of risk appetite and tolerance metrics. We understand our business context so that we proactively identify and analyse relevant uncertain future events. Leadership sets the tone and provides clear direction for effective risk management by risk owners, who in turn are held accountable for managing their risks. Governance and oversight of risk management The Board’s and management’s risk, assurance and reporting responsibilities are informed by our Risk Policy, Board Charter, governance framework and King IV™ requirements. We enhanced governance, in line with Sasol 2.0 transformation programme, through reviewing and updating Board and management Committees’ terms of reference with respect to the governance of risk. We assess and understand the potential impact on our top risks, through materiality lens and managing the impact on our defined Group risk appetite and tolerance levels. We commit to the tone for risk management which is set by the Board and Group Executive Committee (GEC) in accordance with our values. Event-based risk management Assurance GROUP TOP RISKS We review and report on the effectiveness of our risk management practices. We identify and manage uncertain future events that can materially influence the achievement of our strategic and business objectives. We prepare regular assurance reports to mandated governance and oversight structures. We communicate and report significant risks to external stakeholders in accordance with both statutory and non-statutory requirements. Risk-based responsiveness Our key business imperatives, in line with our strategy, guide and inform our top risks. We regularly review our top risks considering our dynamic operating context. We benchmark our top risks against global, industry and peer company risk views. We respond effectively to uncertain future events that can materially influence the achievement of our strategic and business objectives. BUSINESS TOP RISKS We understand our capability to respond to our top risks by identifying and regularly reviewing the appropriateness and efficacy of our key responses. Sasol Integrated Report 2021 NELC12 D:20210915221235+02'00'9/15/2021 1:12:35 AM --------------------------------------------Delete reference sentence NELC12 D:20210915221245+02'00'9/15/2021 1:12:45 AM --------------------------------------------Delete page number and report name NELC12 D:20210915221334+02'00'9/15/2021 1:13:34 AM --------------------------------------------Delete section indicator 24 risk governance EVPs and management for management of risks within their areas of responsibility, with delegated responsibility and ownership to the businesses and corporate centre CEO (and the GEC) The Board delegates responsibility to implement and execute effective risk management to the Chief Executive Officer (CEO) who in turn delegates GEC Sub-Management-levelto the GEC.Committees and oversightExecutive Vice Presidents (EVPs) as members of the GEC are accountable EVPs 4 5 3 Board-level risk governance and oversight Board Board Committees It retains overall accountability for the governance of risk. The Board Committees are appropriately mandated to assist the Board in giving effect to its accountability. The Board receives regular assurance on the significant risk areas facing the Group and plays a pivotal role in ensuring appropriate responses to the top risks and current heightened risks facing Sasol. The Board appoints independent advisors, as necessary, to assist with obtaining assurance on select key responses and management actions related to the heightened short-to-medium-term financial and operational risks facing the Group. Applying the ERM process to identify, assess, manage, govern, assure and report our top risks and respond to risks faced in the short, medium and long term 1 2 Define risk appetite and tolerance Embed principles for managing risk appetite and tolerance Monitor application of risk appetite and tolerance Review risk appetite and tolerance metrics Refer to ’Our Group top risks‘ on pages 25 – 26 for Process in managing Group risk appetite and tolerance Risk appetite: Extent and type of risk we are willing to take in order to meet our strategic and capital deployment objectives. Risk tolerance: Level of uncertainty we are prepared to accept. It identifies the maximum boundary, beyond which we are unwilling to operate. In preserving and creating value we proactively manage risks and capitalise on the opportunities in our operating environment, leveraging input from our stakeholders. In 2021 we faced various challenges, including the impact of both COVID-19 and macroeconomic volatility on our business. We worked to mitigate these risks and focused on containing costs, easing pressure on the balance sheet and addressing environmental concerns to reposition the Group for a sustainable future. Changes in our operating context, strategy and operating model necessitated the revision of our Enterprise Risk Management framework, which aims to enhance our ability to respond to longer-term sustainability risks and bolster our resilience.

1 2 3 4 5 6 Strategically managing our Group top risks (CONTINUED) Our Group top risk themes are linked to key business imperatives, supporting our sustainability intent and triple-bottom-line outcomes. They are also connected to our material matters and how we use the six capitals to preserve and create shared value. MM Group top risks Key responses imperatives themes Assurance in respect of the Group top risks is provided based on the Combined Assurance Model These refer mainly to unknown aspects around these risks which are identified as part of key developments emerging in our business environment • Due diligence processes and screening tools disclosure controls integrated Information Technology end-to-end monitoring support forums and initiatives to assess the Sasol Integrated Report 2021 NELC12 D:20210915221421+02'00'9/15/2021 1:14:21 AM --------------------------------------------Delete section indicator NELC12 D:20210915221433+02'00'9/15/2021 1:14:33 AM --------------------------------------------Delete page number and report name 25 Theme Potential areas impacted Business response Global security incidents (eg cyber threats) Information security eg in the areas of Information Technology (IT)/Operations Technology (OT) Cyber Security Programme Our cyber security structures providing (IT)/Operations Technology (OT) Stakeholder activism (eg shareholders, activists and NGOs) Increasing pressure from NGOs, activists and shareholders to force their resolutions on Board composition, environmental, social and governance (ESG) requirements and financial performance Various initiatives to address stakeholders’ concerns Geopolitical threats Insurgence activity in Mozambique which may potentially cause major business interruption Participation in multi-stakeholder posed risk Business sustainability and earnings growth Legal, regulatory and governance Includes risks associated with: – legal compliance in multiple jurisdictions; – adherence to corporate governance requirements; – changing policy and regulatory requirements in multiple jurisdictions; and – challenges with regards to delivery on environmental commitments. • Multi-disciplinary compliance programmes • Sasol’s Code of Conduct • Annual compliance certification • Annual compliance and governance training and awareness • Governance policy, standards and procedures, including • Adherence to listing requirements • Monitor developments in policy, legislative and regulatory landscape to understand the impact on our business • Proactive engagement with stakeholders to make appropriate disclosures • Deliver on committed environmental roadmaps and offset programmes Information management Includes risks associated with: – information and cyber security threats including business operations outages as well as a force majeure. • Information security controls, maturity roadmap, training and awareness • Monitor global cyber landscape to identify, detect protect and respond to and recover from cyber breaches • Global information security management process • Information technology security continuity plans • Execution and monitoring of critical Operations Technology (OT) security controls and remediation of weaknesses identified • Simulation exercises that are aligned with global threat landscape confirmed Tracking and monitoring emerging risks on our watch list Monitoring of Group top risks Business scenarios Pressure risk flags – developed in respect of business initiatives, strategic scenarios and emerging risks developments Group top risks Functional risks – through engagements with subject matter experts Top-down and bottom-up process to develop Group top risks Business top risks – through engagements with business stakeholders Emerging risks on watch list – through engagements with internal stakeholders and sourcing of risk intelligence from external sources Internal organisational developments External business Group strategy, business imperatives and objectives Key business Group top risk Business sustainability and earnings growth Financial Includes risks associated with: – macroeconomic factors impacting key business drivers; – volatile commodity prices and exchange rates; – short-term cost increases; – credit rating downgrades; – liquidity; – solvency; – gearing; – going concern; – debt covenant breaches; and – tax liability and exposure (includes carbon tax). • Group financial market risk management policy, processes and frameworks (includes hedging) • Sales and operations planning processes • Group assumptions, budgeting, forecasting and scenario analysis processes • Sasol 2.0 full potential initiatives • Global tax strategy and management • Management of relationships with lenders, credit rating agencies and tax authorities Safety and operational Includes risks associated with: – process safety; – occupational safety; – occupational health and product safety incidents; and – various risks that could result in unplanned operational and reliability interruptions. • Zero harm SHE philosophy • HSI management and fatality prevention programmes • Process safety, occupational safety, occupational health, environmental and product stewardship management systems • SHE risk management and incident management • One Sasol SHE Excellence Approach: each business to evolve its own SHE governance • Sasol Operations Management System including asset management • Critical assets, extreme weather, natural disaster, feedstock, supply chain and utility interruption set of key responses and processes • Insurance as a risk transfer mechanism • Group crisis management, emergency response and contingency planning Sasol 2.0 Trust Decarbonising PTeaolepnlte Safety Sasol’s Group top risks are continuously managed, monitored and reviewed as aligned with the Group’s business imperatives considering our materiality lens, our material matters, top priorities, sustainability focus areas and the six capitals. The review of our Group top risks are further tested against major internal and external developments reported through our emerging risks (watch list) process, plausible business scenarios and appropriate risk flags. Business scenarios are customised and stress tested against progressive international, regional and national scenario parameters as well as key driving forces.

1 2 3 4 5 6 Strategically managing our Group top risks (CONTINUED) • Employee attraction, retention, development and succession ethics, with high levels of engagement • Code of Conduct and value system • Employee engagement surveys and benchmarking • Develop a workplace of the future strategy – working from • Develop a digital platform to remotely manage employees’ management and remuneration imperatives themes imperatives themes in high value and differentiated markets • Customer service, sales and marketing excellence • Monitoring of developments in major markets including health and hygiene practices; personal protective equipment; • Compliance programmes ability to operate and responding • Sasol for Good initiatives task team framework designed and are accompanied by robust short-and medium-targets and our ambition of net zero emissions by 2050 • Proactive stakeholder engagement, policy advocacy and Sasol Integrated Report 2021 NELC12 D:20210915221453+02'00'9/15/2021 1:14:53 AM --------------------------------------------Delete section indicator NELC12 D:20210915221504+02'00'9/15/2021 1:15:04 AM --------------------------------------------Delete page number and report name 26 COVID-19 is considered to be a systemic risk and impacts all key business imperatives COVID-19 Include risks associated with: – the impact of the COVID-19 pandemic on people, business, operations and markets including extended pandemic impacts on to lockdown market impacts. • People-centric responses Including social distancing; testing and screening; and contact tracing • Scenario analysis • Business continuity assessments • Dedicated COVID-19 response task team and a vaccination Key business Group top risk Group top risks Key responses Long-term business viability Market Includes risks associated with: – our ability to remain competitive; – changing global marketplace dynamics impacting supply and demand for products (including short-to-medium-term demand collapses and longer-term market structural changes); – technologies becoming uncompetitive; and – access to feedstocks and markets. • Geographically diversified asset base, with a focus on growth • Competitor cost curve analysis and peer group benchmarking programmes new competitor entrants, increased global capacity builds, consumer behaviour, supply and demand patterns, innovation and technological advances • Managing research and development portfolio and incrementally improving existing technology offering • Mozambique upstream gas project and the alternative gas supply programme • Long-term ethane supply contracts • Developing stakeholder and partnering programme and approach to mergers and acquisitions • Brand management to explore business opportunities Sustainability Includes risks associated with: – our ability to develop and implement an appropriate climate change mitigation response; – increasing societal pressures; – access to low-and lower-carbon energies; and – our ability to meet new and future policy and regulatory requirements, particularly in South Africa. • Robust scenario analysis in a carbon-constrained world • Enhanced disclosure • Implementation of our three-pillar emission reduction • Sasol’s long-term emission reduction targets have been term targets describing the pathways available to 2030 • Adaptation responses tracking of the climate change landscape • Environmental compliance programmes Key business Group top risk Group top risks Key responses Stakeholder impact Stakeholder Includes risks associated with: – being a credible stakeholder partner with a good reputation; – managing stakeholder relations across a broad spectrum of key stakeholders; – upholding human rights; – delivering on commitments; and – meeting transformation and local content objectives. • Regular engagement with key stakeholders • Tracking delivery on stakeholder commitments • Reputation management programme • Social investment programmes • Customer and supplier relationship management • B-BBEE ownership targets and meeting industry-specific charters • Enterprise and supplier development and preferential procurement • Diversity, employment equity, skills development and social development plans • Local content strategies and plans in all our regions Key business Group top risk Group top risks Key responses imperatives themes Employee value proposition People Includes risks associated with: – our ability to ensure an enticing employee value proposition; – retaining and attracting required skills; – maintaining a high-performance culture anchored in our values and and productivity; – ensuring diversity globally; – managing organisational change; – ensuring good labour relations (includes labour actions or disruptions); – changing workplace dynamics post COVID-19; and – new norm/future workforce. • Integrated talent management strategies, framework, principles and standards • Competitive remuneration, employee value proposition, rewards and benefit frameworks and policies processes and programmes • Culture transformation journey • Employee wellbeing programmes • Proactive engagement with organised labour home and hybrid model working hours, productivity, wellbeing, performance Key business Group top risk Group top risks Key responses imperatives themes Long-term business viability Capital investment Includes risks associated with: – project performance (cost, schedule and quality) driven by both internal delivery risks and risks arising from unexpected changes in the external environment; – capital project portfolio; capital allocation; and – capital availability; and capital structuring. • Capital Project Excellence Programme • Phased de-risking and governance through the decision-enablement stage gate methodology • Projects and engineering standards • Update and track delivery on key investment parameters • Regular status review of capital projects • Continuous learning practices • Capital allocation strategy and principles • Asset review and classification processes • Disciplined and value accretive capital allocation strategy • Energy and Chemicals Businesses responsible for keeping the capital project pipeline full and improving optionality to grow the portfolio Geopolitical Includes risks associated with: – operating in a range of countries and regions, with varying geopolitical, socio-economic and developmental landscapes, as well as civil unrest. • Monitor socio-economic developments and geopolitical events in host countries • Regular engagements with host governments, local authorities, communities, non-governmental organisations (NGOs), customers and suppliers • Group crisis management, emergency response and contingency planning • Country risk analysis

1 2 3 4 5 6 Performance overview – Financial statements Statement of financial position Income statement for the year ended 30 June Commentary Commentary at 30 June Restated** Restated** 2 800 3 357 Long-term receivables and 25 097 28 578 for sale • 30% of our shareholding in Republic Company; de Ressano Garcia S.A. (CTRG); and transaction closed on 29 July 2021. (148,49) 5,46 Our total debt was R102,9 billion the continued impacts of the COVID-19 supported by the combined impact of higher ** The results have been restated for prior period errors in the calculation of South African value chain impairments, refer to note 1 in the Annual Financial Statements. billion Sasol Integrated Report 2021 NELC12 D:20210915221534+02'00'9/15/2021 1:15:34 AM --------------------------------------------Delete section indicator NELC12 D:20210915221544+02'00'9/15/2021 1:15:44 AM --------------------------------------------Delete page number and report name 45 Impairments of R28,7 Earnings for the year R10,5 billion Turnover R202 billion Total assets R361 billion Current assets R95 billion Non-current assets R256 billion Per share information Basic earnings/(loss) per share Diluted earnings/(loss) per share 14,57 14,39 (148,49)5,50 RandRandRand Earnings Sasol’s earnings for the year were underpinn capital expenditure performance, despite pandemic and adverse weather events. A no in the second half of the financial year, Brent crude oil and chemicals prices, offset b ed by a strong cost, working capital and table gross margin recovery was recorded y a stronger rand/US dollar exchange rate. Assets in disposal group held Assets for divestment in 2021 included: of Mozambique Pipeline Investments • Our shareholding in Central Térmica • Canada shale gas assets, the Working capital Working capital increased by R7,2 billion mainly due to a recovery in feedstock and sales prices during the second half of the 2021 financial year. This was partly offset by focused management initiatives to reduce working capital levels. Debt compared to R189,7 billion as at 30 June 2020, with approximately R98,4 billion (US$6,9 billion) denominated in US dollar. At 30 June 2021, the balance sheet saw an improvement in the gearing at 61,5% (30 June 2020: 117%) and Net debt: EBITDA of 1,5 times (30 June 2020: 4,3 times) (based on the RCF and US dollar term loan covenant definition), well below the re-instated June 2021 covenant level of 3,0 times. to asset disposals and the impact of depreciation charge. US dollar exchange rate compared to prior year. Taxation Our effective corporate tax rate decreased from 22,4% to 1,7%. The effective corporate tax rate is 26,3% lower than the South African corporate income tax rate of 28%, mainly due to tax losses utilised in the current year and the release of foreign currency translation reserves (FCTR) on the disposal of foreign entities to the income statement. Other operating expenses and income Decrease mainly relates to translation gains of R5,5 billion compared to losses of R6,5 billion in the prior year, due to a 18% strengthening of the closing rand/ 30 June 2020. The current year includes derivative gains of R2,3 billion compared to derivative losses of R7 billion in the Derivative instruments relate to our foreign currency exposure, crude oil hedging instruments, ethane and interest rate swaps and the embedded derivatives in the long-term oxygen supply contracts with Air Liquide. Depreciation 21% decrease in depreciation relates prior year impairments on current year Decrease of 5% relates to lower Plan savings. the reinstatement of STIs. 2020 also Employee-related expenditure Excluding the impact of the share-based payment, our employee costs increased by 5% compared to 2020, mainly due benefitted from salary sacrifices during May and June 2020. Materials, energy and consumables used production volumes and Response 2021 Rm 2020 1 July 2019 RmRm Assets Property, plant and equipment Right of use assets Goodwill and other intangible assets Equity accounted investments Other long-term investments Post-retirement benefit assets prepaid expenses Long-term financial assets Deferred tax assets 198 021 12 903 2 482 10 142 1 896 591 4 224 809 24 511 227 645 357 582 13 816– 11 8129 866 1 926 1 248 4671 274 6 435 6 317 – 15 31 665 8 563 Non-current assets 255 579 296 566 388 222 Inventories Tax receivable Trade and other receivables Short-term financial assets Cash and cash equivalents 29 742 1 113 30 933 1 514 31 231 27 80129 646 5 419730 645 630 34 73915 877 Current assets 94 533 93 70175 461 Assets in disposal groups held for sale 10 631 84 268 2 554 Total assets 360 743 474 535 466 237 Equity and liabilities Shareholders’ equity Non-controlling interests 146 489 5 982 150 976 217 224 4 9415 885 Total equity 152 471 155 917223 109 Long-term debt Lease liabilities Long-term provisions Post-retirement benefit obligations Long-term deferred income Long-term financial liabilities Deferred tax liabilities 97 137 13 906 16 164 13 297 400 2 011 7 793 147 511127 350 15 825 7 445 21 85717 622 14 69112 708 842 924 5 620 1 440 19 15426 541 Non-current liabilities 150 708 225 500 194 030 Short-term debt Short-term provisions Tax payable Trade and other payables Short-term deferred income Short-term financial liabilities Bank overdraft 7 337 5 064 806 36 670 576 3 162 243 43 468 3 783 2 202 3 289 665 1 039 35 75739 466 579210 4 271765 645 58 Current liabilities 53 858 87 58748 610 Liabilities in disposal groups held for sale 3 706 5 531488 Total equity and liabilities 360 743 474 535 466 237 2021 Rm 2020 2019 Restated**Restated** RmRm Turnover Materials, energy and consumables used Selling and distribution costs Maintenance expenditure Employee-related expenditure Exploration expenditure and feasibility costs Depreciation and amortisation Other expenses and income Translation gains/(losses) Other operating expenses and income Equity accounted profits/(losses), net of tax 201 910 (85 370) (8 026) (12 115) (32 848) (295) (17 644) (6 589) 190 367203 576 (90 109) (90 589) (8 388) (7 836) (10 493) (10 227) (30 667) (29 928) (608) (663) (22 327) (17 814) (27 376) (19 097) 5 510 (12 099) (6 542) 604 (20 834) (19 701) 814 (347)1 074 Operating profit before remeasurement items Remeasurement items affecting operating profit 39 837 (23 218) 5228 496 (111 978) (20 062) Earnings/(loss) before interest and tax (EBIT/(LBIT)) Finance income Finance costs 16 619 856 (6 758) (111 926) 8 434 922 787 (7 303) (1 253) Earnings/(loss) before tax Taxation 10 717 (185) (118 307)7 968 26 390 (2 803) Earnings/(loss) for the year 10 532 (91 917)5 165 Attributable to Owners of Sasol Limited Non-controlling interests in subsidiaries 9 032 1 500 (91 754)3 389 (163) 1 776 10 532 (91 917)5 165 Property, plant and equipment Additions to non-current assets amounted to R15,9 billion, projects capitalised amounted to R16 billion. Asset impairments related to our Secunda liquid fuels refinery (R24,5 billion), Wax (R7,9 billion) and Chlor Alkali and PVC (R1,1 billion) cash generating units (CGUs) were recognised in FY21. These were mainly due to our stronger outlook on the rand/US dollar exchange rate and lower long-term oil price outlook for the Secunda refinery and higher future feedstock prices for the Chemicals CGUs. Macro-economic volatility presents a significant challenge at period end when performing impairment assessments. The South Africa value chain CGUs impairments were offset by reversals of prior year impairment of R4,9 billion, (US$0,3 billion), relating to the US Ziegler Alcohols, Ethylene Oxide/Ethylene Glycol (EO/EG) CGU and Canadian shale gas assets R521 million, (CAD45 million). Turnover Turnover increased by 6% mainly due to: Higher Brent crude oil prices and a strong recovery in chemical prices. The Energy Business saw a strong recovery in liquid fuels demand following the easing of lockdown restrictions. The Chemicals Business also started to benefit from LCCP, post all units achieving beneficial operation. Sales volumes were negatively impacted by weather events in United States and South Africa with a combined impact of 300kt.

1 2 3 4 5 6 Performance overview – Financial statements (CONTINUED) Statement of cash flows for the year ended 30 June Commentary Operational performance summary activities (154 414) (152 215) compared to the prior year. This 792 682 (2 061) (345) Sasol Integrated Report 2021 Corporate Centre Chemicals Business Energy Business Chemicals Eurasia Chemicals America Chemicals Africa Fuels Gas Mining NELC12 D:20210915221602+02'00'9/15/2021 1:16:02 AM --------------------------------------------Delete section indicator NELC12 D:20210915221612+02'00'9/15/2021 1:16:12 AM --------------------------------------------Delete page number and report name NELC12 D:20210915221708+02'00'9/15/2021 1:17:08 AM --------------------------------------------Delete everything on right hand side of this page. Thus from here onward, ie "Operational performance summary" to be deleted. 46 Corporate Centre 2021 2020 Turnover (Rm) 14 – Earnings/(loss) before Interest and Tax (EBIT/(LBIT)) (Rm) 5 153 (13 115) Total assets (Rm) 34 517 37 627 Number of employees 4 084 4 312 RePpraoycmeendts oofn asset debdtisposals RR841,,32 bbililliloionn Proceeds on asset disposals R43 billion Cash generated by operating activities R45 billion Turnover (Rm) 45 539 39 537 Earnings/(loss) before Interest and Tax (EBIT/(LBIT)) (Rm) 4 680 (894) Total assets (Rm) 32 704 34 061 Number of employees 3 095 3 187 Turnover (Rm) 29 358 28 721 Earnings/(loss) before Interest and Tax (EBIT/(LBIT)) (Rm) 8 116 (77 556) Total assets (Rm) 125 541 188 212 Number of employees 1 259 1 748 Chemicals 2021 2020 Turnover (Rm) 58 260 51 600 Earnings/(loss) before Interest and Tax (EBIT/(LBIT)) (Rm) 6 957 (17 035) Total assets (Rm) 49 761 56 870 Number of employees 7 414 8 803 Turnover (Rm) 59 393 60 816 Loss before Interest and Tax (LBIT) (Rm) (18 170) (11 609) Total assets (Rm) 36 159 61 124 Number of employees 4 688 4 953 Turnover (Rm) 7 321 8 350 Earnings before Interest and Tax (EBIT) (Rm) 6 656 5 527 Total assets (Rm) 26 376 29 825 Number of employees 598 565 2021 Rm 2020 2019 RmRm Cash generated by operating Cash generated by operating activities increased by 6% to R45,1 billion was largely due to the improved macroeconomic environment and another strong working capital and cost performance. Cash receipts from customers Cash paid to suppliers and employees 194 712 (149 598) 196 798 203 613 Cash generated by operating activities Dividends received from equity accounted investments Finance income received Finance costs paid Tax paid 45 114 37 837 (6 173) (5 280) 42 384 51 398 208 1 506 (7 154)(6 222) (5 659) (3 946) Cash and cash equivalents Our net cash on hand position decreased from R34,1 billion as at 30 June 2020 to R31 billion mainly due to repayment of overnight commercial banking facilities of R4 billion. Cash available from operating activities Dividends paid Dividends paid to non-controlling shareholders in subsidiaries 34 535 (46) (446) 30 57143 418 (31) (9 952) (810)(1 523) Cash retained from operating activities 34 043 29 730 31 943 Additions to non-current assets additions to property, plant and equipment additions to other intangible assets decrease in capital project related payables Cash movements in equity accounted investments Proceeds on disposals and scrappings Additions to assets held for sale Acquisition of interest in equity accounted investments Purchase of investments Proceeds from sale of investments Decrease/(increase) in long-term receivables (18 214) (41 935) (56 734) (15 945) (3) (2 266) (35 145)(55 781) (19)(19) (6 771)(934) – 43 214 (427) – (124) 168 476 (284) 66 4 285 567 – – (512)– (121)(222) 483 142 (466) (231) Cash received from/(used in) investing activities 25 093 (38 550) (56 412) Proceeds from long-term debt Repayment of long-term debt Payment of lease liabilities Repayment of debt held for sale Proceeds from short-term debt Repayment of short-term debt 26 057 (61 454) (2 180) (980) 9 (19 717) 36 487 93 884 (28 335)(69 655) – – 19 998 977 (977)(1 730) Cash (used in)/generated by financing activities (58 265) 25 11223 131 Translation effects on cash and cash equivalents (2 916) 3 607 162 (Decrease)/increase in cash and cash equivalents Cash and cash equivalents at the beginning of year Reclassification to disposal groups held for sale and other long-term investments (2 045) 34 094 (1 061) 19 899 (1 176) 15 81917 039 (1 624) (44) Cash and cash equivalents at the end of the year 30 988 34 094 15 819 Proceeds and repayment of debt During the year, we utilised proceeds from our asset divestments to repay the US dollar syndicated loan, a portion of our RCF and term loans, reducing our US dollar denominated debt by almost R76 billion (US$5 billion). Proceeds from long-term debt includes bonds of US$1,5 billion (R21,4 billion) issued and listed on the New York Stock Exchange. Proceeds on disposals and scrappings Includes proceeds received from the disposal of our US LCCP Base Chemicals Business (R30 billion), disposal of Air separation units (R8 billion) and our investment in Gemini HDPE LLC (R3,3 billion). Energy 2021 2020 Turnover (Rm) 2 025 1 343 Earnings before Interest and Tax (EBIT) (Rm) 3 227 2 756 Total assets (Rm) 29 470 29 265 Number of employees 7 811 7 433